As filed with the Securities and Exchange Commission on June 19, 2003
Registration No. 333-64164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PIONEER-STANDARD ELECTRONICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	34-0907152 (I.R.S. Employer Identification No.)

6065 Parkland Boulevard
Mayfield Heights, Ohio 44124
(Address of Principal Executive Offices, Including Zip Code)

PIONEER-STANDARD ELECTRONICS, INC.
2000 STOCK OPTION PLAN FOR OUTSIDE DIRECTORS
(Full Title of the Plan)

	Copy to:
Kathryn K. Vanderwist, Esq. General Counsel and Assistant Secretary Pioneer-Standard Electronics, Inc. 6065 Parkland Boulevard Mayfield Heights, Ohio 44124 (440) 720-8500	Lawrence N. Schultz, Esq. Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 (216) 622-8200

(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common Shares, without par value (3)	105,000	$7.65	$803,250	$64.98

(1) This Registration Statement also relates to an indeterminate number of additional Common Shares issuable as a result of the anti-dilution provisions of the Plan.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) and 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices reported on the Nasdaq National Market on June 16, 2003.

(3) This Registration Statement also relates to the rights to purchase Common Shares of the Registrant which are attached to all Common Shares issued, pursuant to the terms of the Rights Agreement, dated as of April 27, 1999, by and between the Registrant and National City Bank. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the Common Shares and will be transferred with and only with such Common Shares. Because no separate consideration is paid for the rights, the registration fee therefore is included in the fee for the Common Shares.

This Registration Statement is being filed for the purpose of registering additional securities of the same class as other securities for which a registration statement on Form S-8 has already been filed. Accordingly, pursuant to General Instruction E to Form S-8, the contents of the Company's Registration Statement on Form S-8 (Commission File No. 333-64164) registering 105,000 Common Shares for issuance under the 2000 Stock Option Plan for Outside Directors, are hereby incorporated by reference.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

There are hereby incorporated by reference in this Registration Statement the following documents and information previously filed with the Securities and Exchange Commission (the "Commission"):

1. The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2003; and

2. The description of the Registrant's Common Shares contained in the Registrant's Registration Statement on Form 8-A (File No. 0-5734).

All reports and definitive proxy or information statements filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement, and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 8. Exhibits.

See the Exhibit Index at Page E-1 of this Registration Statement.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mayfield Heights, state of Ohio, on this 19th day of June, 2003.

PIONEER-STANDARD ELECTRONICS, INC.

/s/ Arthur Rhein
Arthur Rhein
Chairman, President, Chief Executive
Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1933, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of June 19, 2003.

Signature	Title
/s/ Arthur Rhein Arthur Rhein	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Steven M. Billick Steven M. Billick	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ James L. Bayman James L. Bayman	Director
/s/ Charles F. Christ Charles F. Christ	Director
/s/ Thomas A. Commes Thomas A. Commes	Director
/s/ Howard V. Knicely Howard V. Knicely	Director
/s/ Keith M. Kolerus Keith M. Kolerus	Director
/s/ Robert A. Lauer Robert A. Lauer	Director
/s/ Robert G. McCreary, III Robert G. McCreary, III	Director
/s/ Thomas C. Sullivan Thomas C. Sullivan	Director

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amended Articles of Incorporation of the Company, which are incorporated by reference to Exhibit 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as amended on March 18, 1998 (File No. 0-5734).
4.2	Amended Code of Regulations, as amended, of the Company, which is incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended March 31, 1997 (File No. 0-5734).
4.3	Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank, which is incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A (File No. 0-5734).
4.4	Amendment No. 1 to 2000 Stock Option Plan for Outside Directors.*
5.1	Opinion of Calfee, Halter & Griswold LLP regarding the validity of the securities being registered.*
23.1	Consent of Ernst & Young LLP.*
23.2	Consent of Calfee, Halter & Griswold LLP (contained in Exhibit 5.1).

• Filed herewith